UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For THE MONTH OF MAY 2003

COMMISSION FILE NUMBER: 000-29614

TRIANT TECHNOLOGIES INC

(Exact name of Registrant as specified in it’s charter)

20 TOWNSITE ROAD, 2ND FLOOR

NANAIMO, BRITISH COLUMBIA

CANADA  V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F

[  X  ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[  X   ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

____________________________________

Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, BC

Canada V9S 5T7

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax:   250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, Chairman & CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

Triant Appoints Richard Deininger to Board of Directors

VANCOUVER, CANADA — MAY 12, 2003 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today announced the appointment of Richard (Dick) Deininger to its Board of Directors. Mr. Deininger brings to the Board a wealth of semiconductor industry experience, which includes 15 years at AMD (NYSE:AMD) and 30 years at IBM (NYSE:IBM).

Mr. Deininger served for 15 years in various executive management positions at AMD, most recently as Director of Manufacturing Technologies where he was responsible for AMD’s corporate initiatives in advanced process control (APC), strategic equipment technologies and yield management & systems. Mr. Deininger led AMD’s award winning planning and design team for its state of the art manufacturing facility located in Dresden, Germany, which is considered to be the most advanced manufacturing operation in the world.

Mr. Deininger’s previous experience includes 30 years at IBM, where he held several senior-level engineering and management positions including responsibility for the planning, engineering and implementation of IBM’s semiconductor wafer fabrication lines in East Fishkill, NY.

 “I am very pleased to join Triant’s Board of Directors”, said Mr. Deininger. “Triant’s superior products provide customers with tools to improve their semiconductor manufacturing efficiency through fault detection and classification APC solutions. It will be a privilege to help guide Triant’s future direction.”

Robert Heath, Chairman & CEO of Triant, stated: “We welcome Mr. Deininger to Triant’s board. Dick brings with him invaluable experience in global semiconductor manufacturing and I look forward to working with Dick as we continue to build on our leadership position in the advanced process control (APC) market segment of the semiconductor industry.”

This appointment is subject to regulatory approval.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com